UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: February 5, 2018

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this report, except the second and third paragraphs of Exhibit 99.1, which contain certain quotes by the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (“Navios Partners”), is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-215529.

Financial Results

On February 5, 2018, Navios Partners issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2017. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Amendments to Management Agreement and Administrative Services Agreement

On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement and Administrative Services Agreement with Navios ShipManagement Inc. (the “Manager” or “ShipManagement”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), until December 31, 2022 and to fix the rate for ShipManagement services of its owned fleet through December 31, 2019. The new management fees, excluding drydocking expenses which are reimbursed at cost by Navios Partners, will be: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container Vessel of more than TEU 13,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: February 5, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Amendment No. 8 to the Management Agreement, dated as of November 14, 2017

4.2	Amendment No. 2 to the Administrative Services Agreement, dated as of November 14, 2017

99.1	Press Release, dated February 5, 2018